PAESANO | AKKASHIAN

ATTORNEYS & COUNSELORS

Anthony R. Paesano
Brian M. Akkashian
Richard M. Apkarian Jr.
Michael C. Davidson
Daniel S. Hoops, Of Counsel

www.paesanoakkashian.com

7457 Franklin Road, Suite 200
Bloomfield Hills, Michigan 48301
P 248.792.6886
F 248.792.6885

7421 Beverly Boulevard, Suite 2
Los Angeles, California 90036
P 323.682.0700
F 323.682.0701

September 5, 2013

U.S. Securities and Exchange Commission
c/o James Allegretto
100 F. St. NE
Washington, D.C. 20549

Re: Cotton Bay Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-51413

Dear Mr. Allegretto:

This correspondence is in response to the following correspondence from the Commission:

- April 2, 2013 letter regarding Form 8-K/A
- July 3, 2013 letter regarding Amendment No. 1 to Form 8-K
- August 28, 2013 letter regarding Form 10-K for the Fiscal Year Ended December 31, 2011

Since being informed that Lake & Associates, CPA's LLC had its registration revoked by the Public Company Accounting Oversight Board ("PCAOB"), my client has been attempting to locate a PCAOB registered firm to re-audit the financial statements for the year ended December 31, 2011.

As soon as a new firm is located, the 2011 financial statements will be re-audited and amended Forms 10-K and 8-K will be filed. I have instructed my office to file this correspondence on EDGAR.

Thank you for your cooperation.

Very truly yours,

PAESANO AKKASHIAN, PC

Michael C. Davidson